

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2025

Gregory Aurre III
President
Signature Holdings Corp
1090 10th St. N.
Unit 10
St. Petersburg, FL 33705

> **Re: Signature Holdings Corp**
> **Amendment No. 1 to Form 10-12G**
> **Filed January 14, 2025**
> **File No. 000-56693**

Dear Gregory Aurre III:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment 1 to Form 10-12G
Item 5. Directors and Executive Officers
Additional Information, page 10

1.   We note your response to prior comment 4. We note your disclosure that both businesses with which Mr. Aurre was involved previously entered into a change of control. Please discuss any consideration provided in connection with the change of control. Further, with respect to World Wide Yacht Deliveries, please discuss the amount raised in connection with the Reg D offering and the purpose of the offering.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction